EXHIBIT 99.5

CONSENT OF ERIC N. CHAPMAN

CONSENT OF AUTHOR / EXPERT

I hereby consent to:

1.

the use of my name, Eric N. Chapman, and reference to my name, the technical report entitled “Fortuna Silver Mines Inc.: Caylloma Property, Caylloma District, Peru” dated as of March 22, 2013, as amended April 15, 2013 (the “Caylloma Report”) evaluating the Caylloma Property of Fortuna Silver Mines Inc. (the “Company”), the technical report entitled “Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, Mexico” dated as of November 22, 2013 evaluating the San Jose Property of the Company (together with the Caylloma Report, the “Reports”), and the information contained in the Reports described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2014 filed with the United States Securities and Exchange Commission; and

2.

the use of my name, Eric N. Chapman, and reference to my name, and the technical information relating to the Updated Mineral Resource and Mineral Reserve estimates for the Caylloma Mine and the San Jose Mine contained under the heading “General Development of the Business – Three-Year History and Recent Developments” in the Annual Information Form of Fortuna Silver Mines Inc. (the “Company”) for the year ended December 31, 2014 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2014 filed with the United States Securities and Exchange Commission.

Dated the 27th day of March, 2015.

“Eric N. Chapman”

Eric N. Chapman, P.Geo., C. Geol. (FGS)